

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re:** **Kat Gold Holdings, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-180734**

Dear Mr. Stead:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether you have considered any potential state law repercussions of setting a second record date for the distribution. We note that shareholders as of the first announced record date may have sold their shares prior to the announcement of the second record date and under the impression that they would receive the shares to be distributed in the spin-off. Please add risk factor disclosure if appropriate.

Description Of Our Business, page 24

2. Please note that several of your maps are not included in your amended S-l filing. Please advise.

3. We note your response to comment 6 from our letter dated September 10th, 2012. For each of your properties please provide a clear statement that the property is without mineral reserves, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

4. We note your response to comment 7 from our letter dated September 10th, 2012. It appears your amended disclosure contains indicated resources, inferred resources, and stockpile and/or tailings estimates with historical sampling data. Please revise to remove all estimates of mineralization until you have defined a proven or probable reserve pursuant to paragraph (b)(5)(3) of Industry Guide 7.

5. We note your response to comment 8 from our letter dated September 10th, 2012. It appears the terms ore, ore body, and ore grade are still used throughout your amended filing. Therefore, we reissue the comment.

Rusty Ridge Property, page 43

6. Your response to comment 1 from our letter dated September 10, 2012 indicates that Canadian mineral license 018404M has been cancelled. Please explain why you did not remove the reference to this claim on page 43.

Cash Requirements, page 58

7. We note the statement that you "have no long term debt and have been able to meet [your] past financial obligations, including operational expenses, exploration expenses and acquisition costs, on a current basis." Revise to disclose the information on page 27 regarding the Ekom Eya loan that is due before January 2, 2013 as well as the $68,533.00 owed to related parties as of June 30, 2012. Please tell us why your balance sheet for the period ended June 30, 2012 does not account for the Ekom Eya loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
Henry Nisser, Esq.
Sichenzia Ross Friedman Ference LLP